                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December, 1999

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)

                  17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                             Kwai Chung, Hong Kong
                             ---------------------
                             Tel No. 852-2427-6951
                             ---------------------
                   (Address of principal executive offices)

           [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F     x         Form 40-F
                                 -------                 ------

           [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          Yes                    No     x
                               -------               -------


             [If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b), 82-__________.]

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                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DSG International Limited
                                         -----------------------------------
                                                    (Registrant)

Date:  December 9, 1999                         By /s/ Peter Chang
       ----------------------                      --------------------
                                                        Peter Chang
                                                       Vice President

                             REVIEW OF OPERATIONS
                            THIRD QUARTER 1999 AND
                     NINE MONTHS ENDED SEPTEMBER 30, 1999

To our Shareholders:

We are pleased to announce our third quarter ended September 30, 1999 results.

Third Quarter ended September 30, 1999 compared to Third Quarter ended September 30, 1998

Net sales for the three months ended September 30, 1999 were $50.3 million compared with $48.9 million for the same period in 1998. Net income for the third quarter of 1999 was $0.7 million compared with a net loss of $0.3 million for the same period in 1998.

The Company's net sales increased by 2.8% in the third quarter of 1999 due to the increase in baby diapers sales volume in the North American and Australian regions and the increase in adult incontinence sales volume in all regions.

Gross profit as a percentage of net sales increased by 5.9% to 33.6% for the third quarter of 1999 from 27.7% for the same period in 1998. Gross margin for the North American, Asian and European operations improved due to better manufacturing efficiency and implementation of "go local and go direct" strategy in Asian operations. Selling, general and administrative expenses as a percentage of net sales for the third quarter of 1999 increased to 31.0% from 27.6% for the corresponding period in 1998 due to stepping up of promotional activities in the Asian, Australian and European operations. The Company realized a gain of $0.7 million from the sale of its factory building in Singapore in the third quarter of 1999.

Interest expense for the third quarter of 1999 was $0.6 million, the same level as in the same period in 1998. The Company recognized an exchange loss of $0.5 million this quarter, primarily due to the realization of currency translation reserves for the Company's dormant operations in Canada and Switzerland. The Company's taxes in the United States were reduced by a net tax credit of approximately $0.4 million.

Nine Months concluding September 30, 1999 compared to Nine Months concluding September 30, 1998

The Company's net sales for the nine-month period in 1999 were $152.6 million compared with $151.2 million for the same period in 1998. Gross profit as a percentage of net sales increased to 32.7% in the nine-month period ended September 30, 1998 from 27.7% for the same period in 1998. Selling, general and administrative expenses increased to $45.5 million for the nine-month period in 1999 from $43.1 million for the corresponding period in 1998, primarily due to stepping up promotional activities in the Asian, Australian and European operations.

Interest expense for the nine-month period in 1999 was $1.7 million, the same level as in the corresponding period in 1998. Exchange losses recognized for the three quarters ended 1999 were $0.7 million, which included an exchange loss of $0.4 million on realization of currency translation reserve loss for the Company's dormant operations. Income taxes were reduced by a net tax credit of approximately $0.4 million in respect of the United States operations. The Company's net income for the nine months ended September 30, 1999 was $2.6 million, compared with a net loss of $2.2 million for the same period in 1998.

Brandon Wang, Chairman of the Company, said "I am very pleased to see that our Company recovered rapidly from the loss position in 1998 and is growing in sales volume and profitability. The improvement in manufacturing efficiency, the consolidation of the European operations and the "go local and go direct" strategy in Asia have contributed positively to our profitability. We shall continue to expand adult incontinence markets and upgrade the features in baby diapers products. We are looking forward to a more profitable Year 2000 and to increase our shareholders' value."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosics(R)", "Cosifits(R)", "Baby Love(R)", "Togs(R)", "Carcs(R)", "Vlcsi(R)", "Dispo 123(TM)", "Certainty(R)", "Handy(TM)" and "Merit(R)".

November 22, 1999

STATEMENTS OF OPERATIONS
AND BALANCE SHEET DATA

The Statements of Operations for the three-month and nine-month periods ending September 30, 1999 and 1998, and the Balance Sheet information as of September 30, 1999, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

STATEMENTS OF OPERATIONS
(in thousands, except earnings per share)

                                             Three months ended         Nine months ended
                                                September 30,              September 30,
                                               1999       1998         1999          1998
Net sales                                    $50,282    $ 48,895     $152,605      $151,201
                                             =======    ========     ========      ========

Gross profit                                  16,904      13,550       49,961        41,893

Gain on sale of property,
  plant and equipment                            423           -          932             -

Selling, general &
  administrative expenses                    (15,572)    (13,478)     (45,450)      (43,092)
                                             -------    --------     --------      --------

Operating income (loss)                        1,755          72        5,443        (1,199)

Interest expense                                (551)       (590)      (1,736)       (1,790)
Exchange loss                                   (538)       (125)        (690)           (2)
Other income                                     277         391          557           873
                                             -------    --------     --------      --------
Income (loss) before
  income taxes                                   943        (252)       3,574        (2,118)

Provision for income taxes                        65        (418)        (590)         (772)
Minority interest                               (261)        323         (365)          676
                                             -------    --------     --------      --------

Net income (loss)                            $   747    $   (347)    $  2,619      $ (2,214)
                                             =======    ========     ========      ========

Earnings (loss) per share                    $  0.11    $  (0.05)    $   0.39      $  (0.33)
                                             =======    ========     ========      ========
Weighted average number
  of shares outstanding                        6,675       6,675        6,675         6,675
                                             =======    ========     ========      ========

                      STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

                                   Three months ended    Nine months ended
                                      September 30,         September 30,
                                   1999         1998     1999       1998
Net income (loss)                  $   747    $ (347)   $ 2,619    $(2,214)

Other comprehensive income
  (expense), before tax
  Foreign currency translation
    adjustments                     (1,155)    1,245       (375)      (865)
                                   -------    ------    -------    -------
Comprehensive income (expense)     $  (408)   $  898    $ 2,244    $(3,079)
                                   =======    ======    =======    =======

The Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 130 Reporting Comprehensive Income, issued by the Financial Accounting Standards Board. SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The inclusion represents all changes in equity except those resulting from investments by, and distributions to owners.

BALANCE SHEET DATA
(Dollars in thousands, unaudited)

                           September 30,         December 31,
                                    1999                 1998

Working capital                 $ 32,547             $ 30,091
Total assets                     120,373              133,909
Long-term debt                     8,440               20,957
Shareholders' equity              70,258               68,013

At September 30, 1999 the Company had cash totaling $12.4 million.